

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

July 13, 2016

Gary Vogel
Chief Executive Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, CT 06902

> **Re: Eagle Bulk Shipping Inc.
> Preliminary Proxy Statement on Schedule 14A
> Filed May 3, 2016
> File No. 001-33831**

Dear Mr. Vogel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Shar Ahmed
Akin Gump Strauss Hauer & Feld LLP